Genoil Inc.
101 – 6 Avenue S.W., Suite 650
Calgary, Alberta, Canada T2P 3P4
VIA EDGAR

Michael S. Klym
Direct Line: 403-298-8146
e-mail: klymm@bennettjones.ca

May 6, 2004

United States Securities and Exchange Commission

Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549-0405

Attn: Melinda Kramer

Re: Genoil Inc.
Registration Statement on Form 20-FR Amended on March 8, 2004
File No: 1-31782

Dear Ms. Kramer:

On behalf of our client, Genoil Inc. (the “Company”), we are writing to inform you that the Company will not be able to clear all comments of the United States Securities and Exchange Commission (“SEC”) by May 7, 2004. The Company had filed a Form 20-FR (the “Filing”) with the SEC on March 8, 2004 and was set to become subject to the reporting requirements of the Securities Exchange Act of 1934 on May 7, 2004. The Company therefore would like to voluntarily withdraw the Filing.

The Company is still proceeding with the process of registration and will be submitting early next week its responses to the SEC comments of April 15, 2004.

Should you have any questions regarding this application, please contact the undersigned.

Yours truly,

BENNETT JONES LLP

(Signed) “Michael Klym”